EXHIBIT 99.3

FORM OF

LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEES

BIOCEPT, INC.

Subscription Rights to Purchase Units

Offered Pursuant to Subscription Rights Distributed to Stockholders and Holders of Participating Warrants of

Biocept, Inc.

[●], 2018

To Brokers, Dealers, Banks and Other Nominees:

This letter is being distributed by Biocept, Inc. (the “Company”) to brokers, dealers, banks and other nominees in connection with the rights offering by Biocept, Inc. (the “Company”) to subscribe for and purchase units, pursuant to non-transferable subscription rights distributed to all holders of record of the Company’s common stock, $0.0001 par value per share (the “Common Stock”) and of February 13, 2015, May 4, 2016, October 19, 2016, March 31, 2017, August 9, 2017 and January 30, 2018 warrants, as of 5:00 p.m., Eastern Time, on July 23, 2018, the record date. Each unit entitles the holder to one share of the Company’s Series A Convertible Preferred Stock, $0.0001 par value per share, and 220 warrants. Each warrant will be exercisable for one share of Common Stock. The subscription rights and units are described in the prospectus dated [●], 2018 (a copy of which accompanies this notice).

Pursuant to the rights offering, the Company is issuing subscription rights to subscribe for up to 3,643,858 units on the terms and subject to the conditions described in the prospectus, at a subscription price of $4.53 per unit.

The subscription rights may be exercised at any time during the subscription period, which commences on July 23, 2018 and ends at 5:00 p.m., Eastern Time, on August 8, 2018, the expiration date, unless extended in the sole discretion of the Company.

As described in the prospectus, each beneficial owner of shares of Common Stock or of February 13, 2015, May 4, 2016, October 19, 2016, March 31, 2017, August 9, 2017 and January 30, 2018 warrants is entitled to one subscription right for every share of Common Stock owned by such beneficial owner (including such shares issuable upon the exercise of February 13, 2015, May 4, 2016, October 19, 2016, March 31, 2017, August 9, 2017 and January 30, 2018 warrants) on the record date, evidenced by non-transferable subscription rights certificates registered in the record holder’s name or its nominee. Each subscription right entitles holder to purchase one unit at the subscription price, which we refer to as the basic subscription right.

Holders who fully exercise their basic subscription right will be entitled to subscribe for additional units that remain unsubscribed as a result of any unexercised basic subscription right (the “over-subscription privilege”). Subject to stock ownership limitations described in the prospectus, if sufficient units are available, all over-subscription privilege requests will be honored in full. If over-subscription privilege requests for units exceed the remaining units available, the remaining units will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock (including such shares issuable upon the exercise of February 13, 2015, May 4, 2016, October 19, 2016, March 31, 2017, August 9, 2017 and January 30, 2018 warrants) held by all holders exercising the over-subscription privilege. If this pro rata allocation results in any holder receiving a greater number of units than the holder subscribed for, then such holder will be allocated only the number of units for which the holder oversubscribed, and the remaining units will be allocated among all holders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all units have been allocated.

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole unit. Any excess subscription payment received by the subscription agent will be returned, without interest or penalty, within 10 business days following the expiration of the offering.

The Company is asking persons who hold shares of the Company’s Common Stock or February 13, 2015, May 4, 2016, October 19, 2016, March 31, 2017, August 9, 2017 and January 30, 2018 warrants beneficially, and who have received the subscription rights distributable with respect to those securities through a broker, dealer, bank, or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

If you exercise subscription rights on behalf of beneficial owners, you will be required to certify to the subscription agent and the Company, in connection with such exercise, as to the aggregate number of subscription rights that have been exercised pursuant to the basic subscription right, whether the basic subscription rights of each beneficial owner of subscription rights on whose behalf you are acting has been exercised in full, and the number of units being subscribed for pursuant to the over-subscription privilege by each beneficial owner of subscription rights on whose behalf you are acting.

The Company is asking you to contact your clients for whom you hold shares of Common Stock or February 13, 2015, May 4, 2016, October 19, 2016, March 31, 2017, August 9, 2017 and January 30, 2018 warrants registered in your name or the name of your nominee to obtain instruction with respect to the subscription rights.

Enclosed are copies of the following documents:

1.	Prospectus
2.	Subscription Rights Certificate
3.	Instructions as to Use of Subscription Rights Certificates
4.	Form of Letter to Shareholders Who are Beneficial Holders
5.	Form of Beneficial Owner Election Form
6.	Form of Nominee Holder Certification

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the subscription rights will be for the account of the holder, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.

Your prompt action is requested. To exercise the subscription rights, you should deliver the properly completed and signed subscription rights certificate, with payment of the subscription price in full for each unit subscribed for pursuant to the basic subscription right and over-subscription privilege, if applicable, to the subscription agent, as indicated in the prospectus. The subscription agent must receive the property completed and duly executed subscription rights certificate and full payment of the subscription price, including final clearance of any checks, prior to the expiration date.

A holder cannot revoke the exercise of a subscription right. Subscription rights not exercised at or prior to 5:00 p.m., Eastern Time, on the expiration date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT (855) 793-5068.

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